Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 11 DATED JANUARY 7, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

_____________________________________

STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024, Supplement No. 2 to Offering Circular filed with the SEC on September 25, 2024, Supplement No. 3 to Offering Circular filed with the SEC on October 8, 2024, Supplement No. 4 to Offering Circular filed with the SEC on October 28, 2024, Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024, Supplement No. 6 to Offering Circular filed with the SEC on November 6, 2024, Supplement No. 7 to Offering Circular filed with the SEC on November 13, 2024, Supplement No. 8 to Offering Circular filed with the SEC on December 2, 2024, Supplement No. 9 to Offering Circular filed with the SEC on December 5, 2024, and Supplement No. 10 to Offering Circular filed with the SEC on December 26, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the attached Current Report on Form 1-U filed by the Company with the SEC on January 7, 2025.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 11 to the Offering Circular is January 7, 2025.

CURRENT REPORT ON FORM 1-U

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 7, 2025 (January 6, 2025)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Fourth Closing of Offering under Regulation A

On January 6, 2025, Starfighters Space, Inc. (the "Company") conducted a fourth closing of the Company's offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which it sold 522,463 shares of the Company's common stock at a price of $3.59 per share, for gross proceeds of $1,875,642.17.

In connection with the third closing, the Company also issued 5,224 Agent's Warrants to Digital Offering, LLC which are exercisable for 5,224 shares of common stock of the Company at an exercise price of $3.59 per share until September 6, 2029.

As a result of the fourth closing and the cancellation of 800 shares, the Company's issued and outstanding shares of common stock is now 19,699,373 shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: January 7, 2025	By:	/s/ David Whitney
David Whitney Chief Financial Officer